Henkel

A Brand like a Friend

03 JUN -9 7:21

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03022783

SUPPL

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum
2003-06-06

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED
JUN 24 2003
THOMSON
FINANCIAL

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "B.A.U.M. Environmental Award for Dr. Michael Bahn and Dr. Hans-Jürgen Klüppel." Environmental managers honoured – Henkel managers Dr. Michael Bahn and Dr. Hans-Jürgen Klüppel received the B.A.U.M. Environmental Award 2003 in Dresden on June 5. The two Henkel managers were honoured for their achievements in sustainability and corporate social responsibility.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

H. Nicolas M.J. Schmitt

6/19

Encl.

Henkel
A Brand like a Friend

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06.06.2003 10:45
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Thema: Press Release "B.A.U.M. Environmental Award for Dr. Michael Bahn and Dr. Hans-Jürgen Klüppel"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Environmental managers honored", which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

B.A.U.M. Environmental Award for Dr. Michael Bahn and Dr. Hans-Jürgen Klüppel

Environmental managers honored

Henkel managers Dr. Michael Bahn and Dr. Hans-Jürgen Klüppel received the B.A.U.M. Environmental Award 2003 in Dresden on June 5. The two Henkel managers were honored for their achievements in sustainability and corporate social responsibility.

Düsseldorf – B.A.U.M. (Bundesdeutscher Arbeitskreis für Umweltbewusstes Management B.A.U.M. e. V.), the German federal working group for environmentally conscious management, has been conferring this honor on members of the business community, journalists and scientists ever since 1993. Margaretha Wolf, parliamentary state secretary of the German Federal Environment Ministry, and B.A.U.M. board members Dr. Georg Winter and Prof. Dr. Maximilian Gege jointly presented awards to a total of ten persons. Bahn and Klüppel have both been with

Henkel for more than 25 years. B.A.U.M. chose to distinguish them because of "their longstanding dedication to holistic environmental protection and the exemplary initiative they have shown in this regard," and expressly commended Bahn's and Klüppel's "practical achievements in preventive and holistic environmental protection within their company."

Michael Bahn (58) is responsible for implementing and monitoring Group-wide sustainability activities. In this function he and his team coordinate and monitor the sustainability strategy of the entire Henkel Group. Bahn establishes sustainability standards for worldwide application. From 1997 to 2001, Henkel subjected its major sites around the world to a series of safety, health and environmental audits conducted by independent internal auditors. More than 140 Henkel sites worldwide now undergo regular auditing.

Hans-Jürgen Klüppel (57) heads the worldwide quality and environmental management department of Henkel's Laundry & Home Care business sector, where he coordinates market-related implementation of quality and environmental standards. Beyond this, Klüppel's expertise in sustainability, product labeling and market and life-cycle analyses is sought after in numerous national and international working groups and associations, such as the Association of the German Chemical Industry (VCI), the Association of the German Body Care and Detergent Industry (IKW), DECHEMA, and the European Soap, Detergents and Maintenance Products Industry Association (A.I.S.E.)

Bahn and Klüppel played a major role in the introduction of integrated environmental, safety, health and quality management systems, for which the corresponding environmental management tools have been developed and continuously optimized since the early 1990s.

As early as the late 1970s, Henkel had set itself the goal of becoming a leader in environmental protection. In 1982, the Company made environmental protection a binding component of corporate policy. Henkel signed the Business Charter for Sustainable Development of the International Chamber of Commerce (ICC) in 1991, thus publicly committing to sustainability. In 1997, the Company developed corporate standards for safety, health and environment and integrated these into its worldwide

standards to include the social aspects of sustainable development. Henkel has published an annual Environment Report since 1992 and a Sustainability Report since 2001.

For more information on sustainability at Henkel, visit: www.sd.henkel.com

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. The Company is represented in over 75 countries. In the first quarter of 2003, the Henkel Group generated sales of 2.3 billion euros and an operating profit (EBIT) of 168 million euros. 48,515 employees work for the Henkel Group worldwide.

June 5, 2003

Contact
Henkel Group
R&D and Sustainability Communications
Wolfgang Zengerling
Phone: +49-211-797-9336
Fax: +49-211-798-5598
email: wolfgang.zengerling@henkel.com

Jan-Dirk Seiler-Hausmann
Phone: +49-211-797-9062
Fax: +49-211-798-5598
email: jan-dirk.seiler-hausmann@henkel.com

Internet: www.press.henkel.com or www.sd.henkel.com

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